SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                  -----------------

                                     SCHEDULE 13D
                      Under the Securities Exchange Act of 1934*

                                  -----------------

                               Maxus Energy Corporation
                                   (Name of Issuer)

                                  -----------------

                       Common Stock, Par Value $1.00 Per Share
                            (Title of Class of Securities)

                                  -----------------

                                     577730 10 4
                                    (CUSIP Number)

                                  -----------------

                                Mr. Jose A. Estenssoro
                                 YPF Sociedad Anonima
                          Avenida Pte. Roque Saenz Pena 777
                             1364 Buenos Aires, Argentina
                           Telephone:  (011) (541) 329-2000
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                       Copy to:

                               P. Dexter Peacock, Esq.
                                Andrews & Kurth L.L.P.
                              4200 Texas Commerce Tower
                                 Houston, Texas 77002
                              Telephone:  (713) 220-4200

                                    April 5, 1995
               (Date of Event Which Requires Filing of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

          Check the following box if a fee is being paid with the statement
          [X].

          Note:   Six  copies  of this  statement, including  all exhibits,
          should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

          * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

                                     SCHEDULE 13D

         CUSIP NO.  577730 10 4                PAGE   2   OF    20    Pages

           1   NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               YPF Acquisition Corp.

           2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                               (a)   [ ]
                                                               (b)   [ ]


           3   SEC USE ONLY



           4   SOURCE OF FUNDS*
               BK; AF; SC

           5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                      [ ]



           6   CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware


                           7   SOLE VOTING POWER
            NUMBER OF          119,339,683
             SHARES
          BENEFICIALLY     8   SHARED VOTING POWER
          OWNED BY EACH        0
            REPORTING
           PERSON WITH     9   SOLE DISPOSITIVE POWER

                               119,339,683

                          10   SHARED DISPOSITIVE POWER
                               0

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                119,339,683

         12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                CERTAIN SHARES*                                      [ ]

         13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                88.0%

         14     TYPE OF REPORTING PERSON*

                CO


                         *SEE INSTRUCTION BEFORE FILLING OUT!

                                     SCHEDULE 13D

         CUSIP NO.  577730 10 4                PAGE   3   OF    20    Pages

          1   NAME OF REPORTING PERSON
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

              YPF Sociedad Anonima

          2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP *
                                                               (a)   [ ]
                                                               (b)   [ ]


          3   SEC USE ONLY



          4   SOURCE OF FUNDS*
              WC

          5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        [ ]



          6   CITIZENSHIP OR PLACE OF ORGANIZATION
              Argentina


                            7   SOLE VOTING POWER
         NUMBER OF SHARES       119,339,683
           BENEFICIALLY
          OWNED BY EACH     8   SHARED VOTING POWER
         REPORTING PERSON       0
               WITH
                            9   SOLE DISPOSITIVE POWER
                                119,339,683

                           10   SHARED DISPOSITIVE POWER
                                0

          11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              119,339,683

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
              SHARES*                                                [ ]

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

              88.0%

         14   TYPE OF REPORTING PERSON*

              CO


                         *SEE INSTRUCTION BEFORE FILLING OUT!

          Item 1.   Security and Issuer

               This statement relates to shares of Common Stock, par value $1.00 per share (the "Shares"), of Maxus Energy Corporation, a Delaware corporation (the "Company" or "Maxus"). The address of the Company's principal executive offices is 717 North Harwood Street, Dallas, Texas 75201.

          Item 2.   Identity and Background

               This statement is filed on behalf of YPF Acquisition Corp., a Delaware corporation (the "Purchaser"), and YPF Sociedad Anonima, a sociedad anonima (stock corporation) organized under the laws of the Republic of Argentina ("YPF") The Purchaser and YPF are referred to herein collectively as the "Reporting Persons". YPF is an integrated oil and gas company engaged in the exploration, development and production of oil and natural gas and in the refining, marketing, transportation, and distribution of oil and a wide range of petroleum products, petroleum derivatives, petrochemicals and liquid petroleum gas.

               The Purchaser is a recently organized company that has not conducted any business except in connection with the transaction described in Item 3 below.

               YPF maintains its principal offices at Avenida Pte. Roque Saenz Pena 777, 1364 Buenos Aires, Argentina. The Purchaser maintains its principal executive offices at 600 Madison Avenue, 20th Floor,
          New York, New York 10021.

               The name, residence or business address, citizenship and present principal occupation or employment of each of the directors and executive officers of each of the Reporting Persons and the name, principal business and address of the organization in which such occupation or employment is conducted are set forth in Schedule I attached hereto.

               During the five years immediately prior to the date hereof, none of the Reporting Persons nor, to the best of their knowledge, any of the persons whose names are set forth in
          Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Item 3.   Source and Amount of Funds or Other Consideration

               On February 28, 1995, Maxus, the Purchaser and YPF entered into an Agreement of Merger (the "Merger Agreement") pursuant to which (i) the Purchaser agreed to make a cash tender offer (the "Offer") for all the issued and outstanding Shares for $5.50 per Share in cash and (ii) subject to the satisfaction of certain conditions, including the condition that Shares representing at least a majority of the Voting Shares (as defined below) of Maxus, on a fully diluted basis, were validly tendered pursuant to the Offer, the Purchaser and Maxus agreed that the Purchaser would be merged with and into Maxus (the "Merger") as soon as practicable following the satisfaction of such conditions.

               YPF, through its subsidiary the Purchaser, submitted the Offer to shareholders of Maxus on March 3, 1995. The Offer expired at midnight on March 30, 1995, at which time 119,339,683 Shares representing 88.0% of the issued and outstanding Shares as of such date, had been tendered. The Purchaser took delivery of all the Shares tendered and delivered the purchase price for them on April 5, 1995.

               The total amount of funds required by the Purchaser to acquire the entire common equity interest in the Company, including the purchase of Shares pursuant to the Offer and the payment for Shares converted into the right to receive cash pursuant to the Merger, and to pay related fees and expenses, is expected to be approximately $800 million. On April 5, 1995, the Purchaser entered into a credit agreement (the "Credit Agreement") with lenders for which The Chase Manhattan Bank (National Association) ("Chase") acts as agent, pursuant to which the lenders extended to the Purchaser a $550 million credit facility (the "Purchaser Facility"). On April 5, 1995, the Purchaser borrowed $442.2 million under the

          Purchaser Facility and received a capital contribution of $250 million from YPF. On April 5, 1995, the Purchaser used such borrowings under the Purchaser Facility and the funds contributed to it from YPF to purchase 119,339,683 Shares pursuant to the Offer. Payment for Shares that are converted into the right to receive cash pursuant to the Merger will be made by the surviving corporation, Maxus, from additional borrowings by the Purchaser under the Purchaser Facility and from additional capital contributions from YPF.

               Pursuant to a commitment letter from Chase (the "Commitment Letter"), Chase has agreed to provide two additional credit facilities aggregating up to $425 million: (i) a credit facility of up to $250 million to be extended to Midgard Energy Company ("Midgard"), a wholly owned subsidiary of the Company (the
          "Midgard Facility"), and (ii) a credit facility of up to $175 million to be extended to certain other subsidiaries of the Company as described below (the "Subsidiaries Facility").
          Revised term sheets for the Midgard Facility and the Subsidiaries Facility are annexed as Schedules V and VI, respectively, to the Credit Agreement for the Purchaser Facility, which is attached hereto as Exhibit A, and are incorporated herein by reference. The proceeds of the Midgard Facility and the Subsidiaries Facility will be used to repay, in part, the Purchaser Facility. Chase has confirmed that it is willing to provide the entire amount of these two additional facilities. Chase also has advised YPF that it intends to arrange one or more syndicates of commercial banks, financial institutions and other investors to provide a portion of these facilities and that it proposes to act as the agent for such lenders in connection with each of the facilities.

               The following is a description of the principal terms of the Purchaser Facility and a description of the proposed terms of the Midgard Facility and the Subsidiaries Facility.

               Purchaser Facility. The Purchaser Facility provides for loans in an aggregate amount of up to $550 million (collectively, the "Purchaser Loan") and will mature on the earlier of (i) the date and time of the filing of a Certificate of Merger with the Secretary of State of the State of Delaware (the "Effective Time") and (ii) June 12, 1995 (such earlier date being the "Purchaser Maturity Date"). The Purchaser borrowed $442.2 million under the Purchaser Facility on April 5, 1995, and may obtain one additional advance thereunder up to the remaining $107.8 million of credit available thereunder. At the Purchaser's option, the interest rate applicable to the Purchaser Loan is either (i) the one-month London Interbank Offered Rate plus a margin of 2 1/4% or (ii) the Base Rate (as defined in the Credit Agreement relating to the Purchaser Facility) plus a margin of 1 1/4%. The Purchaser Loan is guaranteed by YPF as described below. In addition, the Purchaser has agreed not to dispose of any Shares prior to the Merger, except for cash at fair market value. The lenders' obligation to fund the remaining amount of credit available under the Purchaser Facility is subject to certain conditions as described below. It is anticipated that up to $125 million of the Purchaser Loan, plus accrued interest on the Purchaser Loan, will be repaid on the Purchaser Maturity Date from cash held by the Company.

               Midgard Facility. The Reporting Persons currently anticipate that on the Purchaser Maturity Date, up to $250 million of the Purchaser Loan will be repaid with funds provided to the Company by Midgard. The Reporting Persons anticipate that Midgard will provide the funds from the proceeds of a loan of up to $250 million (the "Midgard Loan") pursuant to the Midgard Facility. The Midgard Loan will be made in a single drawing, will mature on December 31, 2003 and will be repaid in up to 28 consecutive quarterly installments commencing on March 31, 1997, subject to semi-annual borrowing base redeterminations. At Midgard's option, the interest rate applicable to the Midgard
          Loan will be, until March 31, 1997, either (i) the one-, two- or three-month London Interbank Offered Rate plus a margin of 1 3/4% or
          (ii) the Base Rate (to be defined in the credit agreement relating to the Midgard Facility) plus a margin of 3/4% and, thereafter, either (iii) the one-, two- or three-month London Interbank Offered Rate plus a margin of 2 1/4% or (iv) the Base Rate plus a margin of 1 1/4%. The Midgard Loan will not be secured but will be guaranteed by YPF and the Company. The agreement evidencing the Midgard Loan will contain, among other things, a negative pledge on all assets of Midgard, subject to customary exceptions. The lenders' obligation to fund the Midgard Loan will be subject to certain conditions as described below. It is anticipated that the Midgard Loan will be repaid with funds generated by Midgard's business operations.

               Subsidiaries Facility. The Reporting Persons currently anticipate that on or before the Purchaser Maturity Date, up to $175 million of the Purchaser Loan will be repaid with funds provided to the

          Company by Maxus Northwest Java, Inc. ("Java") and Maxus
          Southeast Sumatra, Inc. ("Sumatra") (collectively, the
          "Designated Subsidiaries"). The Company anticipates that the Designated Subsidiaries will provide these funds from the proceeds of a loan of up to $175 million (the "Subsidiaries
          Loan") made to them pursuant to the Subsidiaries Facility. The Subsidiaries Loan will be made in a single drawing on the Purchaser Maturity Date, will mature on December 31, 2002 and will be repaid in up to 24 consecutive quarterly installments commencing on March 31, 1997, subject to semi-annual borrowing base redeterminations. At the option of the Designated Subsidiaries, the interest rates applicable to the Subsidiaries
          Loan will be, until March 31, 1997, either (i) the one-, two- or three-month London Interbank Offered Rate plus a margin of 2 1/4% or
          (ii) the Base Rate (to be defined in the credit agreement relating to the Subsidiaries Facility) plus a margin of 1 1/4% and, thereafter, either (iii) the one-, two- or three-month London Interbank Offered Rate plus a margin of 2 3/4% or (iv) the Base Rate plus a margin of 1 3/4%. The Subsidiaries Loan to Java and Sumatra will be secured by certain of the assets of Java and Sumatra, will be guaranteed by the Company and a new subsidiary formed to hold the stock of Java and Sumatra, and the guarantee by that new holding company will be secured by the stock of Java and Sumatra. The agreement evidencing the Subsidiaries Loan will contain a negative pledge on all of the other assets of the Designated Subsidiaries, subject to customary exceptions.

               The lenders' obligation to fund the Subsidiaries Loan will be subject to certain conditions as described below. It is anticipated that the Subsidiaries Loan will be repaid with funds generated by the Designated Subsidiaries' business operations.

               Upon further review of the value of the assets of Midgard and the Designated Subsidiaries, the terms of the Midgard Loan and the Subsidiaries Loan may be modified to provide for intercompany guarantees or other arrangements whereby Midgard and the Designated Subsidiaries provide support for each other's loans.

               Conditions to Funding. The obligation of the lenders to advance the remaining amount of credit available under the Purchaser Facility is subject to the fulfillment of certain conditions, including but not limited to, (i) the absence of any material adverse change in the condition (financial or otherwise), business operations, assets, nature of assets or liabilities of (a) YPF and its subsidiaries (taken as a whole),
          (b) the Purchaser and (c) the Company and its subsidiaries (taken as a whole) and (ii) the lenders' satisfaction that the Company will have sufficient cash available to pay the lesser of (a) $125 million or (b) the difference between (1) the principal amount of the Purchaser Loan outstanding on the Purchaser Maturity Date and
          (2) the lesser of $425 million or such other amount as is available under the Midgard Loan and the Subsidiaries Loan as described above.

               The obligation of the lenders to fund the Midgard Loan and the Subsidiaries Loan will be subject to certain additional conditions, including without limitation, (i) the effectiveness of the Merger, (ii) the absence of any material adverse change in the condition (financial or otherwise), business, operations, assets, nature of assets or liabilities of (a) YPF and it subsidiaries (taken as a whole), (b) the Company and its subsidiaries (taken as a whole) and (c) in the case of the Midgard Loan, Midgard and its subsidiaries taken as a whole, and
          (d) in the case of the Subsidiaries Loan, Java or Sumatra or their holding company, (iii) the payment in full of the Purchaser Loan and (iv) all indebtedness and other obligations of each of Midgard, Java and Sumatra to the Company and its other subsidiaries shall have been paid in full or satisfactorily subordinated to the repayment of the Midgard Loan and the Subsidiaries Loan.

               Prepayment. Each of the Purchaser Loan, the Midgard Loan and the Subsidiaries Loan (collectively, the "Loans") may be prepaid in whole or in part without premium or penalty, except for costs associated with the prepayment of any portion of a Loan bearing interest at a rate determined by reference to the London Interbank Offered Rate prior to the end of any applicable interest period.

               YPF Guarantee. YPF has guaranteed the repayment of the Purchaser Facility and will guarantee the repayment of the Midgard Facility and the Subsidiaries Facility. The YPF guarantee of the Purchaser Facility is secured by a pledge of all of the shares of capital stock of the Purchaser. The guarantee also contains certain covenants including a limitation on YPF's debt level and a required level of tangible net worth.

               Certain Fees. YPF has agreed to pay to Chase customary fees in connection with each of the facilities.

               Covenant Regarding Financing. In the Merger Agreement, YPF and the Purchaser agreed that they will use their reasonable best efforts to obtain the financings contemplated by the Commitment Letter.

          Item 4.   Purpose of Transaction

               In mid-1994, YPF's Board of Directors adopted the goals of becoming an internationally diversified oil and gas company with significant assets outside Argentina and obtaining management personnel skilled and experienced in exploring for and producing oil and gas internationally. YPF believes that Maxus presents a good fit with its goals. Accordingly, YPF and the Purchaser entered into the Merger Agreement, and made the Offer pursuant to the terms of the Merger Agreement, for the purpose of acquiring all of the outstanding Shares.

               (a)  Acquisition and disposition of securities of Maxus.

               On February 28, 1995, Maxus, the Purchaser and YPF entered into the Merger Agreement pursuant to which, as described in Item 3 above, the Purchaser made the Offer. The Offer expired on March 30, 1995, at which time 119,339,683 Shares, representing 88.0% of the issued and outstanding Shares as of such date, had been tendered. The Purchaser took delivery of all the Shares tendered and delivered the purchase price for them on April 5, 1995. Pursuant to the Merger Agreement, Maxus, the Purchaser and YPF agreed to cause the merger of the Purchaser with and into Maxus as soon as practicable following the purchase of Shares pursuant to the Offer. Pursuant to the Delaware General Corporation Law ("DGCL") and the Company's Restated Certificate of Incorporation (the "Certificate"), the approval and adoption of the Merger require the affirmative vote of the holders of a majority of the combined voting power of the outstanding Shares and $4.00 Cumulative Convertible Preferred Stock (collectively, the "Voting Shares"), voting together as a single class.

               If the Merger is consummated, YPF will become the sole holder of the Shares (except to the extent that, following the Effective Time, holders of outstanding options and warrants exercise such options and warrants for Shares, or holders of shares of the Company's $4.00 Cumulative Convertible Preferred Stock (the "$4.00 Preferred Stock") exercise their rights to convert shares of $4.00 Preferred Stock into Shares), and the current holders of Shares other than YPF will no longer have an equity interest in the Company and will not share in its future
          earnings or growth, if any.   Instead, each such stockholder
          (other than those who perfect appraisal rights under Section 262 of the DGCL will have the right to receive $5.50 in cash, without interest, for each Share held immediately prior to the Merger. All outstanding shares of the Company's preferred stock will remain outstanding and have the identical powers, preferences, rights, qualifications, limitations and restrictions as such shares of preferred stock currently have (including, in the case of the $4.00 Preferred Stock, the right to convert into Shares), except for certain changes to the terms of the $9.75 Cumulative Convertible Preferred Stock (the "$9.75 Preferred Stock") as agreed to by the holder of the $9.75 Preferred Stock as described below in Item 6. Any outstanding option or warrant to acquire Shares that is not exercised prior to the Effective Time, or surrendered in the case of employee or director stock options, will remain outstanding and have the identical terms as such options and warrants currently have.

               (b)  Merger of Purchaser and Maxus.

               Pursuant to the terms of the Merger Agreement, YPF intends to seek the Merger of Purchaser and Maxus as soon as possible. Certain effects of the Merger Agreement and the Merger are described herein this Item 4. The Merger Agreement is attached hereto as Exhibit C.

               (c) Sales or transfers of material amounts of assets of Maxus or its subsidiaries.

               While the Reporting Persons reserve the right to take or recommend such action as they may consider desirable in light of their ongoing review of the businesses and operations of Maxus and its subsidiaries, neither of the Reporting Persons has any present plans or proposals which relate to or would result in the sale or transfer of a material amount of assets of Maxus or any of its subsidiaries.

               (d) Change in the present Board of Directors and management of Maxus.

               The Merger Agreement provides, among other things, that upon the Purchaser's acquisition of a majority of the outstanding
          Voting Shares pursuant to the Offer, and from time to time thereafter so long as YPF and/or any of its direct or indirect wholly owned subsidiaries (including the Purchaser) own a majority of the outstanding Voting Shares, YPF is entitled, subject to compliance with applicable law and the Certificate, to designate at its option up to that number of directors, rounded up to the nearest whole number, of the Company's Board of Directors (the "Board") as will make the percentage of the Company's directors designated by YPF equal to the percentage of outstanding Voting Shares held by YPF and any of its direct or indirect wholly owned subsidiaries (including the Purchaser), including Shares accepted for payment pursuant to the Offer. The Company has agreed that it will, upon the request of YPF, promptly increase the size of its Board and/or use its reasonable best efforts to secure the resignation of such number of directors as is necessary to enable YPF's designees to be elected to the Board and will use its reasonable best efforts to cause YPF's designees to be so elected, subject to Section 14(f) of the Exchange Act; except that, prior to the Effective Time, the Company will use its reasonable best efforts to assure that the Board always has (at its election) at least three members who were directors of the Company as of February 28, 1995. At such times, the Company will use its reasonable best efforts, subject to any limitations imposed by applicable law or rules of the New
          York Stock Exchange (the "NYSE"), to cause persons designated by YPF to constitute the same percentage as such persons represent on the Board of (i) each committee of the Board, (ii) each board of directors or board of management of each subsidiary of the Company, and (iii) each committee of each such board.

               The Purchaser's ownership of 85.3% of the outstanding Voting Shares entitles it to be represented on the Board pursuant to the above-described provision, and the Purchaser has designated five persons, Messrs. Jose A. Estenssoro, Cedric Bridger, Peter Gaffney, James R. Lesch and P. Dexter Peacock (collectively, the "Designees") to serve on the Board. YPF and the Purchaser expect that all of the directors of the Company, except Messrs. Charles
          L. Blackburn, George L. Jackson and R.A. Walker, will submit their resignations from the Board on or about April 22, 1995
          (the "Election Date") and that, effective upon such resignations, the remaining directors on the Board will elect the Designees to the Board to fill the vacancies created thereby. As a result of the foregoing, YPF and the Purchaser expect that the Board will consist of the five Designees, and Messrs. Blackburn, Jackson and Walker, with five vacancies.

               Certain additional information relating to the election of the Designees is contained in the information statement filed by the Company pursuant to Rule 14f-1 under the Exchange Act (the "14f-1 Information Statement") with the Securities and Exchange Commission (the "Commission") and mailed on or about April 11, 1995 to Stockholders of record as of April 4, 1995.

               Cedric Bridger presently is the sole director of the Purchaser. It is currently contemplated that prior to the Effective Time, each of the Designees and Messrs. Blackburn, Jackson and Walker will be elected to the Board of Directors of the Purchaser. Pursuant to the Merger Agreement, at the Effective Time, the directors of Purchaser immediately prior to the Effective Time will be the directors of the Company and the officers of the Company immediately prior to the Effective Time will be the officers of the Company, in each case until their successors have been duly elected or appointed and qualified or until their earlier death, resignation or removal in accordance with the Company's Certificate, By-Laws and the DGCL.

               On April 7, 1995, all of the Company's executive officers gave notice of their intent to resign under circumstances in which they had the right to receive severance payments thereunder. In order to facilitate the transition following such event, the Company and its eight executive officers agreed that the executive officers would continue to work for the Company in their present positions at their current level of compensation until June 30, 1995 or otherwise mutually agreed. The Company also agreed to pay the executive officers such severance payments no later than April 15, 1995. The Reporting Persons have not yet made any decisions as to executive officers of the Company following the effectiveness of such resignations.

               It is expected that Mr. Charles L. Blackburn will resign as Chairman, President and Chief Executive Officer of the Company on the

          Election Date. YPF has asked Mr. Blackburn to become an international consultant to YPF and to remain a director of the Company. Under the proposed two-year arrangement, Mr. Blackburn would be available to render consulting services for a minimum of 60 days per year and would be paid a retainer of $180,000 per year. Mr. Blackburn would also be paid $3,000 per day for each day in excess of 60 days per year in which he renders consulting services for YPF. He would also be provided offices in Dallas and Buenos Aires.

               Mr. Peter Gaffney, a Designee, is expected to be named the interim Chief Executive Officer of the Company on the Election
          Date. Mr. Gaffney is to receive $50,000 per month and will be eligible to participate in the Company's benefit plans for executive officers. This six-month arrangement between Mr. Gaffney and YPF is to be effective as of April 1,1995, is renewable upon mutual agreement and provides that, with respect to the period before Mr. Gaffney is named interim Chief Executive Officer, Mr. Gaffney will serve as an advisor to YPF with respect to the Company.

               (e) Material changes in present capitalization and dividend policy of Maxus.

               The Reporting Persons and the Company plan to engage in a material change in the present capitalization of the Company through the assumption of the debt described in Item 3 above. In addition, pursuant to the Merger Agreement, in the event that the Company is unable to meet its obligations as they come due, whether at maturity or otherwise, including, solely for the purposes of this undertaking, dividend and redemption payments with respect to the Preferred Stock, YPF has agreed to capitalize the Company in an amount necessary to permit the Company to meet such obligations; provided, however, that YPF's aggregate obligation will be (i) limited to the amount of debt service obligations under the Purchaser Facility, and to the extent the Purchaser Facility is replaced by the Midgard Facility and/or the Subsidiaries Facility, the amount of debt service obligations under the Midgard Facility and/or the Subsidiaries Facility and
          (ii) reduced by the amount, if any, of capital contributions received by the Company after the Effective Time and the net proceeds of any sale by the Company of common stock or non-redeemable preferred stock after the Effective Time. The foregoing obligations of YPF will survive until the ninth anniversary of the Effective Time. On March 7, 1995, YPF also announced that its board of directors authorized YPF to guarantee the Company's outstanding long-term debt as of the Effective Time. The long-term debt to be covered by the YPF guarantee is the Company's outstanding 11 1/4%, 11 1/2% and 8 1/2% Sinking Fund Debentures, its outstanding 9 7/8%, 9 1/2% and 9 3/8% Notes, and its outstanding medium-term notes.

               Neither of the Reporting Persons has any present plans or proposals which relate to or would result in a material change in the dividend policy of the Company.

               (f) Other material changes in the Company's business or corporate structure.

                    The Company's business will continue to be conducted in its current corporate form. Various corporate overhead and administrative functions may be consolidated with those of YPF. While the Reporting Persons reserve the right to take or recommend such action as they may consider desirable in light of their ongoing review of the business and operations of Maxus and its subsidiaries, neither of the Reporting Persons has any present plans or proposals which relate to other material changes in the Company's business or corporate structure, including the sale of Maxus' material assets, entry into joint ventures, or the expansion or contraction of operations in various geographic areas.

               (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person.

                    While the Reporting Persons reserve the right to take or recommend such actions as they may consider desirable in light of their ongoing review of the businesses and operations of Maxus and its subsidiaries, neither of the Reporting Persons has any present plans or proposals which relate to changes in the Company's Certificate, By-Laws or instruments corresponding thereto which may impede the acquisition of control of the Company by any person or other actions which may impede the acquisition of control of the Company by any person.

               (h) and (i) Delisting of securities of the Company; Termination of registration pursuant to Section 12(g)(4) of the Act.

               Following completion of the Merger, it is expected that the Shares will be delisted from the NYSE, the Pacific Stock Exchange and any other securities exchanges on which the Shares are listed. The Shares are currently registered under the Exchange Act. Registration of the Shares under the Exchange Act may be terminated upon application by the Company to the Commission if the Shares are not listed on a national securities exchange and there are fewer than 300 record holders of the Shares. However, termination of registration of the Shares under the Exchange Act will not affect the registration of the $4.00 Preferred Stock and the $2.50 Preferred Stock under the Exchange Act, the holders of which will continue to be entitled to information required to be furnished to them thereunder. Termination of registration of the Shares would reduce substantially the information required to be furnished by the Company to holders of Shares and would make certain provisions of the Exchange Act, including the requirement of furnishing a proxy statement or information statement in connection with stockholders' meetings pursuant to Section 14(a) and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to the Shares. Furthermore, if the registration of the Shares under the Exchange Act were to be terminated, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"), may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be "margin securities" or be eligible for listing or National Association of Securities Dealers Automated Quotation ("NASDAQ") reporting. YPF may seek or cause the Company to make an application for termination of registration of the Shares as soon as possible following the Merger.

               In addition to the Shares, the Company's $4.00 Preferred
          Stock, the $2.50 Preferred Stock and the 8 1/2% Sinking Fund Debentures Due April 1, 2008 (the "8 1/2% Debentures") are registered under the Exchange Act and listed on the NYSE. If registration of the Shares under the Exchange Act were terminated, and registration under the Exchange Act of the $4.00 Preferred Stock, the $2.50 Preferred Stock, the 8 1/2% Debentures or other securities of the Company continued, the Exchange Act requirement that the Company file periodic reports would remain applicable. YPF and the Company have agreed to use their respective reasonable efforts to continue the listing on the NYSE of the series of Preferred Stock which are currently listed on such Exchange, or, if any such series is delisted, to cause such series of the Preferred Stock to be listed on another national securities exchange within the United States or admitted to trading on the NASDAQ and on other organized securities markets in such foreign jurisdictions in which such shares are presently traded. Notwithstanding anything in the Merger Agreement to the contrary, the obligations of the Company and YPF regarding continued listing of the Preferred Stock will survive the Effective Time with respect to any series of Preferred Stock until such time as the aggregate market value of all outstanding shares of such series is less than $2 million or the number of outstanding shares of such series is less than 100,000. The NYSE has informed the Company that the $4.00 Preferred Stock will be delisted from the NYSE when the Shares are delisted (which is expected to occur promptly after the Effective Time). On April
          7, 1995, the Company received notice for the National Association of Securities Dealers that the $4.00 Preferred Stock had been accepted for trading on the NASDAQ. The Reporting Persons expect the $4.00 Preferred Stock will being trading on the NASDAQ promptly following the Effective Time.

               The Exchange Act provides that registration of the $4.00 Preferred Stock, the $2.50 Preferred Stock or the 8 1/2% Debentures may be terminated upon application by the Company to the Commission if such class of securities is not listed on a national securities exchange and there are fewer than 300 record holders of such class of securities. Termination of registration of any such class of securities would reduce substantially the information required to be furnished by the Company to holders of such class of securities. Termination of registration of the $4.00 Preferred Stock or the $2.50 Preferred Stock would make certain provisions of the Exchange Act, including the requirement of furnishing a proxy statement or information statement pursuant to Section 14(a) in connection with stockholders' meetings and the requirements of Rule 13e-3 under the Exchange Act with respect to "going private" transactions, no longer applicable to such class of securities. Furthermore, if the registration of any such class of securities under the Exchange Act were to be terminated, the ability of "affiliates" of the Company and persons holding "restricted securities" of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act may be impaired or eliminated. If registration of any such class of securities under the Exchange Act were to be terminated, such class of securities would no longer be "margin securities" or be eligible for listing on NASDAQ reporting.

          Item 5.   Interest  in Securities of the Issuer

               (a) and (b) The Purchaser has sole voting and dispositive power over 119,339,683 Shares, which represents approximately 88.0% of the outstanding Shares and 85.3% of the outstanding Voting Shares. YPF, by virtue of its ownership of all of the capital stock of the Purchaser, is a beneficial owner of all of the Shares owned by the Purchaser. If the Merger is consummated, YPF will own 100% of the then-outstanding Shares.

               (c) In connection with the Offer, Mr. James R. Lesch, a director of YPF tendered 2,000 Shares. Except as disclosed in this Schedule 13D, no Reporting Person has effected any other transactions in Shares in the 60 day period ended as of the date hereof.

               (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported in this Item 5.

               (e)  Inapplicable.

          Item 6.   Contracts, Arrangements, Understandings or
          Relationships with Respect to Securities of the Issuer

               (a)  The Merger Agreement.

               The Merger Agreement provides for, and YPF has designated, various persons to the Board of Maxus as described in Item 4(d) above. Additional material terms of the Merger Agreement include:

                    (i) The Merger. The Merger Agreement provides that, unless the Merger Agreement is terminated or abandoned (see "Termination" below), as soon as practicable following fulfillment or waiver, if permissible, of the conditions described below under "Conditions to the Merger," at the Effective Time, the Purchaser will be merged with and into the Company, whereupon the separate existence of the Purchaser will cease and the Company will be the surviving corporation in the Merger (as such, the "Surviving Corporation"). The Merger Agreement further provides that the Certificate and the By-Laws of the Company as in effect at the Effective Time will be the certificate and the by-laws of the Surviving Corporation.

                    (ii) Consideration to be Paid in the Merger.  The
               Merger Agreement provides that each Share outstanding immediately prior to the Effective Time (other than Shares held in the treasury of the Company, Shares owned by YPF, the Purchaser, and any other direct or indirect subsidiary of YPF, and other than Shares held by Stockholders who perfect their appraisal rights under Section 262 of the
               DGCL) will, at the Effective Time, be cancelled and retired and be converted into a right to receive $5.50 per Share in cash, without interest, upon the surrender of the Stock Certificates formerly representing such Shares, and each Share held in the treasury of the Company, and each Share held by YPF, the Purchaser or any other direct or indirect subsidiary of YPF immediately prior to the Effective Time will, at the Effective Time, be cancelled and retired and no payment will be made with respect thereto. Each share of common stock of the Purchaser issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into and become one share of common stock of the Surviving Corporation, and each outstanding share of preferred stock of the Company will remain outstanding and have the identical powers, preferences, rights, qualifications, limitations and restrictions as such shares of preferred stock currently have, except for such changes thereto as agreed to by the holder of the $9.75 Preferred Stock as described in "$9.75 Preferred Stock

               Arrangements" below. The number of shares of outstanding common stock of the Purchaser immediately prior to the Effective Time will be equal to the number of outstanding shares of common stock of the Company at such time.

                    (iii) Company Options and Restricted Shares. The Merger Agreement provides that the Company will cooperate with YPF and the Purchaser in an effort to obtain the surrender of all Options, in exchange for the payments set forth in Schedule 2.6 of the Merger Agreement. In addition, immediately prior to the Effective Time, the restrictions on certain restricted Shares, including Shares held by certain executive officers of the Company, will lapse without further action.

                    (iv) Representations and Warranties.  The Merger
               Agreement contains representations and warranties by the Company, relating to, among other things, (a) the organization of the Company and its subsidiaries and other corporate matters, (b) the capital structure of the Company,
               (c) the authorization, execution, delivery and consummation of the transactions contemplated by the Merger Agreement,
               (d) consents and approvals, (e) documents filed by the Company with the Commission and the accuracy of the information contained therein, (f) the absence of certain changes and events, (g) the accuracy of the information contained in documents filed with the Commission in connection with the Offer and the Merger, (h) litigation,
               (i) compliance with laws and certain environmental matters,
               (j) tax, insurance and labor matters, and (k) matters relating to Title IV of the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder. In addition, the Merger Agreement contains representations and warranties by YPF and the Purchaser related to, among other things, (a) the organization of YPF and the Purchaser and other corporate matters, (b) the authorization, execution, delivery and consummation of the transactions contemplated by the Merger Agreement, (c) consents and approvals, and (d) YPF's having no reason to believe that, following the Merger, the borrowings under the Purchaser Facility and the other financings contemplated by the Commitment Letter, the Company will not be able to meet its obligations as they come due including, solely for purposes of this representation and warranty, preferred stock dividends and redemption requirements.

                    (v) Redemption of Rights. Pursuant to the Merger Agreement, effective as of March 22, 1995, the Company redeemed all of the outstanding rights (the "Rights") issued pursuant to the Rights Agreement dated September 2, 1988 between the Company and Society National Bank, as rights agent, so that the Rights did not become exercisable as a result of the Offer.

                    (vi) Indemnification of Directors.  Pursuant to the
               Merger Agreement, for a period of seven years following the Effective Time, YPF has agreed to cause the Surviving Corporation to indemnify, defend and hold harmless the present and former officers, directors, employees and agents of the Company and its subsidiaries as described herein.

                    (vii) YPF's Undertaking. The Merger Agreement provides that whenever it requires the Purchaser to take any action, such requirements will be deemed to include an undertaking on the part of YPF to cause the Purchaser to take such action.

                    (viii) Listing of Preferred Stock. Pursuant to the Merger Agreement, the Company will, and YPF will cause the Surviving Corporation to, subject to certain limitations, use their respective reasonable efforts to continue the listing on the NYSE of the shares of Preferred Stock which are currently listed on such Exchange as more fully described elsewhere herein, and if any such series is delisted, to cause such series of the Preferred Stock to be listed on another national securities exchange within the United States or admitted to trading on the NASDAQ and on other organized securities markets in such foreign jurisdictions in which such shares are presently traded. Notwithstanding anything in the Merger Agreement to the contrary, the obligations of the Company and YPF regarding continued listing of such shares of preferred stock will survive the Effective Time with respect to any such series of preferred stock until such time as the aggregate market value of all outstanding shares of such series is less than $2 million or the number of outstanding shares of such series is less than 100,000. The NYSE has informed the Company that the $4.00 Preferred Stock will be delisted from the NYSE when the Shares are delisted (which is expected to occur promptly after the Effective Time). See also
               Item 4(h) and (i) above.

                    (ix) Certain Obligations of YPF.  Pursuant to the
               Merger Agreement, in the event that the Company is unable to meet its obligations as they come due, whether at maturity or otherwise, including, solely for the purposes of this undertaking, dividend and redemption payments with respect to the preferred stock, YPF has agreed to capitalize the Company in an amount necessary to permit the Company to meet such obligations; provided, however, that YPF's aggregate obligation will be (a) limited to the amount of debt service obligations under the Purchaser Facility, and to the extent the Purchaser Facility is replaced by the Midgard Facility and/or the Subsidiaries Facility, the amount of debt service obligations under the Midgard Facility and/or the Subsidiaries Facility and (b) reduced by the amount, if any, of capital contributions received by the Company after the Effective Time and the net proceeds of any sale by the Company of common stock or non-redeemable preferred stock after the Effective Time. The foregoing obligations of YPF will survive until the ninth anniversary of the Effective
               Time. In addition, on March 7, 1995, YPF announced that its board of directors authorized YPF to guarantee the Company's outstanding long-term debt as of the Effective Time. The long-term debt to be covered by the YPF guarantee is the Company's outstanding 11 1/4%, 11 1/2% and 8 1/2% Sinking Fund Debentures, its outstanding 9 7/8%, 9 1/2% and 9 3/8% Notes, and its outstanding medium-term notes. See also "Item 3 -- YPF Guarantee" above.

                    Termination.  The Merger Agreement provides that it may
               be terminated and the Merger contemplated thereby may be abandoned at any time prior to the Effective Time, whether before or after approval by the Stockholders of the Company:
               (i) by the mutual consent of the boards of directors of YPF, the Purchaser and the Company; (ii) by the Company if either YPF or the Purchaser materially breaches, or by YPF and the Purchaser if the Company materially breaches, any of the representations and warranties or covenants contained in the Merger Agreement; (iii) by either YPF and the Purchaser or the Company, if the Merger is not consummated prior to June 30, 1995; provided, however, that the right to terminate the Merger Agreement pursuant to this provision will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of, or resulted in, the failure of the Effective Time to occur on or before such date; (iv) by either YPF and the Purchaser, on the one hand, or the Company, on the other hand, if either one (or any assignee permitted under the Merger Agreement) is restrained, enjoined or otherwise precluded by an order, decree, ruling or injunction (other than an order or injunction issued on a temporary or preliminary basis) of a court of competent jurisdiction, governmental authority or other regulatory or administrative agency or commission, from consummating the Merger or making the acquisition or holding by YPF or its subsidiaries of the Shares or shares of common stock of the Surviving Corporation illegal and all means of appeal and all appeals from such order, decree, ruling, injunction or other action have been finally exhausted; (v) by the Company if the Board determines that it will not recommend the approval of the Merger by the Company's Stockholders (or if such recommendation is withdrawn) based upon the advice of outside counsel that such action is necessary for the Board to comply with its fiduciary duties to stockholders under applicable law; or (vi) by YPF and the Purchaser, if:
               (a) the Board shall not have recommended or shall withdraw, modify or change its recommendation relating to the Merger in a manner materially adverse to YPF or shall have resolved to do any of the foregoing; (b) the Board shall have recommended to the stockholders of the Company that they accept or approve, or the Company or any of its subsidiaries shall have agreed to engage in, a Competing Transaction (as defined below). "Competing Transaction" is defined as any of the following involving the Company or any of its subsidiaries: (i) any merger, consolidation, share exchange, business combination or other similar transaction except for such of the foregoing in which the only parties are the Company or one or more subsidiaries of the Company; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of the assets of the Company or any of its subsidiaries constituting 5% or more of the consolidated assets of the Company or accounting for 5% or more of the consolidated revenues of the Company in a single transaction or series of related transactions involving any person other than the Company or one or more subsidiaries of the Company; or (iii) any tender or exchange offer for 20% or more of the outstanding Voting Shares or the filing of a registration statement under the Securities Act in connection therewith.

                    In the event of any termination and abandonment
               pursuant to the Merger Agreement, no party to the Merger Agreement (or any of its directors or officers) will have any liability or further obligation to any other party to the Merger Agreement, except for certain express obligations under the Merger Agreement and except that no party will be relieved from liability for any breach of the Merger Agreement. Any action by the Company to terminate the Merger Agreement as described herein will require only the approval of a majority of the directors of the Company then in office who were directors of the Company on the date of the Merger Agreement, or persons nominated or elected to succeed such directors by a majority of such directors.

                    In the event the Merger Agreement is terminated,
               (i) YPF and the Purchaser will not, and will cause their subsidiaries and affiliates controlled by them not to, acquire or offer to acquire or request permission to acquire or offer to acquire (either directly or pursuant to a waiver of this or any other covenant in the Merger Agreement) any additional Voting Shares otherwise than pursuant to the Merger for a period of not less than 24 months after termination of the Merger Agreement without prior written approval of the Board, and (ii) the provisions of the confidentiality agreement previously entered into between the Company and YPF (or one of its affiliates) will continue to apply.

                    Whether or not the Merger is consummated, all costs and
               expenses incurred in connection with the Offer, the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses; provided, however, that (i) in the event of a termination of the Merger Agreement by (a) the Company if the Board determines that it will not recommend the approval of the Merger by the Company's Stockholders (or if such recommendation is withdrawn) based upon the advice of outside counsel that such action is necessary for the Board to comply with its fiduciary duties to stockholders under applicable law and (b) YPF and the Purchaser if (1) the Board shall withdraw, modify or change its recommendation relating to the Merger in a manner materially adverse to YPF or shall have resolved to do any of the foregoing or (2) the Board shall have recommended to the stockholders of the Company that they accept or approve, or the Company or any of its subsidiaries shall have agreed to engage in, a Competing Transaction, the Company will be obligated to promptly pay to the Purchaser $20 million in cash, and
               (ii) in the event of a termination of the Merger Agreement by the Company or by YPF if at the date of such termination any condition to the funding of remaining available credit under the Purchaser Facility or the other loans contemplated by the Commitment Letter has not been satisfied, provided that at such time no other condition to YPF's obligation to consummate the Merger, is unsatisfied (other than the failure to meet the Minimum Share Condition as a result of the failure to obtain such funding), YPF and the Purchaser, jointly and severally, will be obligated to promptly pay to the Company $20 million in cash.

               (b)  $9.75 Preferred Stock Arrangements.

               In accordance with the provisions of the Certificate, the holder of the $9.75 Preferred Stock was required to approve the Merger Agreement in order for the Merger to be consummated. To induce such holder to consent to the Merger and, effective upon the Effective Time, to (i) waive certain rights, including appraisal rights, conversion rights, rights under the Rights Agreement and the right to increased dividends under certain circumstances, (ii) waive certain covenants restricting the Company's ability to take certain actions, and (iii) terminate the registration rights associated with the $9.75 Preferred Stock, YPF has agreed, effective as of the Effective Time, to guarantee the payment and performance of each and every obligation of the Company to the registered owners of the Company's $9.75 Preferred Stock, including the obligation to pay quarterly dividend amounts and to redeem shares of the $9.75 Preferred Stock in certain circumstances. In addition, the Company has agreed, effective upon the Effective Time, to
          (i) waive certain rights, including the right to redeem the $9.75 Preferred Stock at its option and the right of first offer with respect to the transfer of the shares of $9.75 Preferred Stock,
          (ii) waive certain transfer restrictions with respect to the $9.75 Preferred Stock, and (iii) pay to The Prudential Insurance Company of America ("Prudential"), which is the current holder of all of the outstanding shares of the $9.75 Preferred Stock, a restructuring fee of $250,000 upon the Effective Time. YPF has agreed to reimburse Prudential for all of its reasonable out-of-pocket expenses arising in connection with these agreements. See "Item 7--Exhibit D and Exhibit E," which constitute the arrangement with the holder of the Company's $9.75 Preferred Stock.

               (c)  YPF Guarantee of Purchaser Obligations.

               YPF has guaranteed the obligations of the Purchaser under the Purchaser Facility, and in connection therewith YPF pledged all of the capital stock of the Purchaser to the lenders providing the Purchaser Facility. In the event of a foreclosure on such capital stock, the lender would be the beneficial owner of the Shares owned by the Purchaser or YPF, as the case may be. See "Item 3 -- YPF Guarantee" above.

               (d)  Other Contracts and Arrangements.

               Except as described above, none of the Reporting Persons has any other contract, arrangement, understanding or relationship (whether or not legally enforceable) with any other person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

          Item 7.   Material to be Filed As Exhibits

               Exhibit A      Credit Agreement, dated April 5, 1995, among the
                              lenders specified therein for which The Chase
                              Manhattan Bank (National Association) acts as agent, YPF Acquisition Corp. and YPF Sociedad
                              Anonima.

               Exhibit B      Commitment Letter, dated February 24, 1995,
                              between The Chase Manhattan Bank (National
                              Association) and YPF Sociedad Anonima.

               Exhibit C      Agreement of Merger, dated February 28, 1995,
                              among Maxus Energy Corporation, YPF Sociedad
                              Anonima and YPF Acquisition Corp.

               Exhibit D      Guarantee Agreement, dated February 28, 1995,
                              between YPF Sociedad Anonima and The Prudential
                              Insurance Company of America.

               Exhibit E      Letter Agreement between Maxus Energy Corporation
                              and The Prudential Insurance Company of America, dated February 28, 1995.

                                      SIGNATURE
               After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

          Dated:  April 11, 1995

                                           YPF SOCIEDAD ANONIMA


                                           By:  /s/  Jose A. Estenssoro
                                                ---------------------------
                                             Jose A. Estenssoro
                                             President


                                           YPF ACQUISITION CORP.


                                           By:  /s/ Jose A. Estenssoro
                                                ---------------------------
                                             Jose A. Estenssoro
                                             President

                                   SCHEDULE  I

                        DIRECTORS AND EXECUTIVE OFFICERS
          1.   Directors and Executive Officers of the Purchaser.  The following
               -------------------------------------------------
table sets forth the name, current business address and present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each director and executive officer of YPF. Unless otherwise indicated, the current business address of each person is c/o YPF--Directorio, Avenida Pte. Roque Saenz Pena 777, 1364 Buenos Aires, Argentina and each occupation set forth opposite an individual's name refers to employment with the Purchaser. Each such person is a citizen of the Republic of Argentina, unless otherwise indicated.


                      Present Principal Occupation Or Employment and
                    Current Business Address; Material Positions Held
   Name          During The Past Five Years and Business Addresses Thereof
   ----          ---------------------------------------------------------
Jose A. Estenssoro  President (see Directors and Executive Officers of
                    YPF below).

Cedric Bridger      Director since April 4, 1995, Vice President, Assistant
                    Secretary and Treasurer (See Directors and Executive
                    Officers of YPF below).

Carlos Olivieri     Vice President and Assistant Secretary (See Directors and
                    Executive Officers of YPF below).

Darial R. Sneed     Vice President.  Since 1993, Ms. Sneed has served as Vice
                    President and Manager, Investor Relations for YPF - U.S.A.,
                    Inc.  From 1990 to 1993, she served as Associate Director,
                    Investor Relations for BP America Inc. Her business address is YPF -- U.S.A., Inc., 660 Madison Avenue, 20th Floor, New
                    York, New York 10021.  Ms. Sneed is a citizen of the United
                    States of America.

Norberto Noblia     Secretary (See Directors and Executive Officers of YPF
                    below).

     2.   Directors and Executive Officers of YPF.  The following table sets
          ---------------------------------------
forth the name, business address and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years of each director and executive officer of YPF. Unless otherwise indicated, the current business address of each such person is c/o YPF--Directorio, Avenida Pte. Roque Saenz Pena 777, 1364 Buenos Aires, Argentina, and each occupation set forth opposite an individual's name refers to employment with YPF. Each such person is a citizen of the Republic of Argentina, unless otherwise indicated.

                      Present Principal Occupation Or Employment and
                    Current Business Address; Material Positions Held
   Name          During The Past Five Years and Business Addresses Thereof
   ----          ---------------------------------------------------------

Jose A. Estenssoro  Director since 1991, President since 1990.  He has been associated with YPF since 1990, when he was appointed Trustee by the Argentine Government. From 1987 through 1989, he was President of Compania Sol Petroleo S.A. and previously, from 1962 to 1987, he occupied various executive positions with Hughes Tool Company, where he was named President in 1987.

Nells Leon          Director since 1991, Executive Vice President since 1990. He was Vice President of Operations of Sol Petroleo S.A. from
                    1987 to 1990.

Mario L. Pineiro        Director since 1992.  He retired in 1992 as CEO of
                        Alejandro Llauro e Hijos S.A., where he served for many years. Mr. Pineiro is also a director of Transportadora de Gas del Sur S.A.

Miguel Madanes          Director since 1993.  Presently involved in the cable
                        television industry in Argentina and Brazil. Previously a Director of YPF from 1991 to 1992. He served as the CEO of Fate S.A. from 1971 until 1991.

Bayless A. Manning      Director since 1993.  Director of IBJ Schroder Bank &
                        Trust Company. Currently serves as a consultant.
                        Partner of Paul, Weiss, Rifkind, Wharton & Garrison from 1977 until 1990. Mr. Manning is a citizen of the United States of America.

Carlos de la Vega       Director since 1993. Presently Director of Institutional
                        Relations and Human Resources of CIBA-Geigy Argentina.
                        President of the Argentine Chamber of Commerce from 1988 to 1993. He was also President of the Ibero-American
                        Association of Chambers of Commerce from 1990 to 1992.

James R. Lesch          Director since 1993.  Mr. Lesch is currently retired.
                        He was Chief Executive Officer (1979-1986) and Chairman of the Board (1981-1986) of the Hughes Tool Company and he also served as Commissioner, State of Texas
                        Department Commerce (1988-1992). He previously served as Director of the American Petroleum Institute. Mr.
                        Lesch is a citizen of the United States of America.
                        His business address is P. O. Box 4442, Houston,
                        Texas  77210.

Ernst Schneider         Director since 1993.  Chairman of the Board of Leu
                        Holding and Bank Leu Ltd. and a member of the Board of Directors of CS Holding Ltd. since 1993. Previously, he served as Vice Chairman and member of the Board of Credit Suisse. Mr. Schneider is a dual citizen of Switzerland and the United States of America.

Hector A. Domeniconi    Director since 1993.  Presently, Managing Director of
                        DEXCOR, a consulting firm in Argentina. Held several positions in the Ministry of Economy of Argentina from 1990 through 1992.

Luis A. Prol            Director since 1993.  President of YPF Gas S.A.  Held
                        several positions in both Argentine Federal and Provincial governments, serving as Minister of the Treasury and Finance of the Province of Formosa from 1987 to 1989 and as Secretary of Hydrocarbons and Mining of the Ministry of Economy from 1991 to 1992.

Angel Cirasino          Director since 1993. Assistant Secretary for
                        Petrochemistry and Mining of the Ministry of Economy of the Province of Mendoza since 1991. He was Managing
                        Partner of Motomar Cuyo Marketing S.R.L. from 1989 to
                        1991.

Rodolfo Alejandro Diaz  Director since 1994.  Mr. Diaz is a lawyer and has private practices in Buenos Aires and Mendoza. He was Secretary of Labor from 1989 until 1991 and Labor Minister from 1991 until 1992.

Eduardo Petazze         Vice President, Refining and Marketing and Head of
                        Restructuring Project since 1993. Previously, he served as Vice President of Exploration and Production from 1992 to 1993 and Head of the Restructuring Project since 1991. Joined YPF in 1983.

Marcelo Guiscardo   Vice President, Exploration and Production since 1993.
                    Previously, he was associated with Exxon Corporation from 1979 to 1993.

Cedric Bridger      Vice President, Finance and Corporate Development since
                    1992. Before joining YPF, he was Marketing Manager for CVB
                    Industrias Mecanicas in Brazil from 1989. He was associated with Hughes Tool Company from 1964 to 1989.

Carlos A. Olivieri  Vice President and General Controller since 1993.  He was
                    Controller and Director of Aerolineas Argentinas S.A. from 1991 to 1992, a Director of the Central Bank of Argentina in 1991 and an accountant with Arthur Andersen & Co. from 1974 to 1986.

Raul H. Oreste      Vice President, Human Resources since 1990.  He was
                    previously associated with YPF from 1943 to 1963 and from 1965 to 1977. From 1978 to 1990, Mr. Oreste was associated with Compania Naviera Perez Companc.

Juan A. Rodriguez   Vice President of Engineering and Technology since 1992.  He joined YPF in 1990. From 1968 to 1990, he was associated with Hughes Tool Company of Argentina.

Juan J. Garacija    Vice President, Purchasing, Contracts and Environmental
                    Protection since 1992. Consultant from 1989 to 1990, when he joined YPF. He has previously served YPF in various capacities from 1941 to 1976 and from 1982 to 1988.

Norberto Noblia     Vice President, Legal Affairs since 1989. Previously, he was associated with the Sindicatura General de Empresas Publicas from 1975 to 1986.

Martin Paez-Allende Vice President for Institutional Affairs since September
                    1994. From 1991 to 1994, he practiced law. Until 1991 he served as Vice President and member of the Board of Shell C.A.P.S.A. (Argentina).

                                  Exhibit Index

                                  Exhibit                 Sequential Page Number
                                  -------                 ----------------------

Exhibit A           Credit Agreement, dated April 5, 1995,
                    among the lenders specified therein for
                    which The Chase Manhattan Bank (National
                    Association) acts as agent, YPF
                    Acquisition Corp. and YPF Sociedad
                    Anonima.

Exhibit B           Commitment Letter, dated February 24,
                    1995, between The Chase Manhattan Bank
                    (National Association) and YPF Sociedad
                    Anonima.

Exhibit C           Agreement of Merger, dated February 28,
                    1995, among Maxus Energy Corporation,
                    YPF Sociedad Anonima and YPF Acquisition
                    Corp.

Exhibit D           Guarantee Agreement, dated February 28,
                    1995, between YPF Sociedad Anonima and
                    The Prudential Insurance Company of
                    America.

Exhibit E           Letter Agreement between Maxus Energy
                    Corporation and The Prudential Insurance
                    Company of America, dated February 28,
                    1995.